SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                               ----------------


                                  FORM 11-K



                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934




                     For the year ended December 31, 1993




                        AFLAC INCORPORATED 401(k) PLAN
           (formerly AFLAC Incorporated 1990 401(k) Retirement Plan)

                             1932 Wynnton Road
                          Columbus, Georgia 31999




     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  AFLAC INCORPORATED 401(k) PLAN



Date:  June 29, 1994              By:  /s/ Martin A. Durant, III
                                      __________________________________
                                       Martin A. Durant, III
                                       Senior Vice President,
                                       Corporate Services

                      AFLAC INCORPORATED 401(k) PLAN
         (formerly AFLAC Incorporated 1990 401(k) Retirement Plan)



                             Table of Contents
                             _________________
                                                                    Page
                                                                    ____


Independent Auditors' Report                                           1

Statements of Net Assets Available for Plan Benefits                   2

Statements of Changes in Net Assets Available for
  Plan Benefits                                                        3

Notes to Financial Statements                                       4-10

Schedule of Assets Held for Investment Purposes                       11

Schedule of Reportable Transactions                                   12

KPMG Peat Marwick
Certified Public Accountants
One Peachtree Center
Suite 2000
303 Peachtree Street, N.E.
Atlanta, Georgia 30309                             Telefax (404) 222-3050
(404) 222-3000



                           INDEPENDENT AUDITORS' REPORT


The Administrative Committee
AFLAC Incorporated 401(k) Plan:


We have audited the accompanying statements of net assets of the AFLAC Incorporated 401(k) Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the AFLAC Incorporated 401(k) Plan at December 31, 1993 and 1992, and the changes in net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements of the AFLAC Incorporated 401(k) Plan taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                          KPMG PEAT MARWICK

April 29, 1994

                      AFLAC INCORPORATED 401(k) PLAN
         (formerly AFLAC Incorporated 1990 401(k) Retirement Plan)

            Statements of Net Assets Available for Plan Benefits

                        December 31, 1993 and 1992


                                                  1993           1992
                                               __________     __________

Assets:
  Investments (Note 5):
    Money market funds                        $   142,077    $         -
    Mutual funds (cost $4,860,693)              5,256,093              -
    AFLAC Incorporated common stock
     (cost $3,125,746)                          3,662,649              -
    Common trust funds (cost $1,674,256)        1,808,922              -
    AFLAC Incorporated commingled
     401(k) investment fund (cost $3,028,101)           -      3,382,852
                                               __________      _________
         Total investments                     10,869,741      3,382,852
                                               __________      _________

  Receivables:
    Employee contributions                          1,748              -
    AFLAC Incorporated                          1,122,097              -
    Accrued interest and dividends                     44              -
    Other                                           3,610              -
                                               __________     __________
         Total receivables                      1,127,499              -
                                               __________     __________

  Cash                                              3,367              -
                                               __________     __________

         Total assets                          12,000,607      3,382,852
                                               __________     __________


Liabilities:
  Excess employee contributions payable            98,957              -
  Other                                            26,859              -
                                               __________     __________

         Total liabilities                        125,816              -
                                               __________     __________

         Net assets                           $11,874,791    $ 3,382,852
                                               ==========     ==========



See accompanying notes to financial statements.

                      AFLAC INCORPORATED 401(k) PLAN
         (formerly AFLAC Incorporated 1990 401(k) Retirement Plan)

      Statements of Changes in Net Assets Available for Plan Benefits

                   Years ended December 31, 1993 and 1992


                                                  1993          1992
                                               __________    __________

Contributions:
  Participant withholdings                    $ 2,582,471   $         -
  Participant transfers from other plans          169,526             -
  AFLAC Incorporated matching                   1,122,097             -
                                               __________
    Total                                       3,874,094             -

Transfer from affiliated plan                   4,226,426             -
Interest and dividend income                      352,019             -
Net realized gains on sale of investments          62,393             -
Net unrealized appreciation on investments        289,734             -
Net investment income from the AFLAC
 Incorporated commingled 401(k)
 Investment Fund                                        -       342,659
Distributions to participants                    (312,727)     (220,078)
                                               __________    __________
    Increase in net assets                      8,491,939       122,581

Net assets available for plan benefits:
  Beginning of year                             3,382,852     3,260,271
                                               __________    __________

  End of year                                 $11,874,791   $ 3,382,852
                                               ==========    ==========


See accompanying notes to financial statements.

                      AFLAC INCORPORATED 401(k) PLAN
         (formerly AFLAC Incorporated 1990 401(k) Retirement Plan)

                       Notes to Financial Statements

                         December 31, 1993 and 1992


(1)  DESCRIPTION OF THE PLAN

     The AFLAC Incorporated 401(k) Plan was approved by the Board of Directors of AFLAC Incorporated (the Company) on November 10, 1992, and became effective on January 1, 1993. The Plan was formed as a result of the merger of the AFLAC Incorporated 1991 401(k) Retirement Plan into the AFLAC Incorporated 1990 401(k) Retirement Plan. The Plan was established for the benefit of the employees of AFLAC Incorporated and related companies, American Family Life Assurance Company of Columbus (excluding Japan Branch employees), American Family Life Assurance Company of New York, AFLAC Broadcast Division, AFLAC International, Inc., and Communicorp, Inc.

     The following description provides only general information.
Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  GENERAL.

          Eligible employees may voluntarily participate in the Plan upon completing one year of service and attaining the age of 21. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          The Plan is administered by a plan administrator appointed by the Company's Board of Directors. All Plan expenses are paid by the Company.

     (b)  CONTRIBUTIONS.

          Contributions to the Plan are made by both participants and the Company. Participants may contribute through payroll deductions from 1% to 18%, subject to certain limitations, of their aggregate compensation. The first 1% to 6% of participants' compensation contributed may be subject to a percentage matching contribution by the Company. For the years ended December 31, 1993 and 1992, the Company's matching contribution was 50% and 25%, respectively, of the first 6% of participants' contributions.

     (c)  PARTICIPANT ACCOUNTS.

          An account is maintained for each participant and is credited with participant contributions and investment earnings/losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant's interest in the Company's matching contributions. Amounts in this account are apportioned and invested in the same manner as the participant's account.

                      AFLAC INCORPORATED 401(k) PLAN
         (formerly AFLAC Incorporated 1990 401(k) Retirement Plan)

                       Notes to Financial Statements

    (d)  VESTING.

          Participants are 100% vested in their contributions plus actual investment earnings/losses thereon. Participants become vested in the Company's contribution upon completing five years of service. Employees who became participants on or before September 29, 1990 are 100% vested in all Company contributions.

          A participant's interest in the Company's contributions is also vested upon termination either because of death or disability or after attaining his/her early retirement date or normal retirement age. Participants forfeit the portion of their interest which is not vested upon termination of employment.

     (e)  DISTRIBUTIONS.

          Participants may receive a distribution equal to the value of their account upon death, disability, retirement, or termination of either the participant's employment or the Plan.
          Distributions may only be made in the form of a lump-sum payment and/or AFLAC Incorporated common stock.

     (f)  AGREEMENTS WITH TRUSTEE.

          The assets of the Plan are held in a trust maintained by Columbus Bank and Trust Company.

(2)  SUMMARY OF ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION.

          The accompanying statements of net assets and changes in net assets have been prepared on the accrual basis of accounting.

     (b)  INVESTMENTS.

          Investments, including those held in the master trust in 1992, are stated at fair value based upon quotations obtained from national security exchanges or the value as determined by the trustees of money market or mutual funds. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on sale of investments are calculated based on the difference between selling price and cost on an average cost basis.

          The Company established commingled investment funds under a master trust arrangement with Columbus Bank and Trust Company effective July 1, 1991 to hold the combined assets of the 1990 Plan and the 1991 Plan. The Plan's investment in the AFLAC Incorporated commingled 401(k) fund at December 31, 1992, represents the pro rata interest in the net assets of the master trust. Effective January 1, 1993, the 1991 Plan and
          1990 Plan were merged and such investments are now held directly by the Plan.

                      AFLAC INCORPORATED 401(k) PLAN
         (formerly AFLAC Incorporated 1990 401(k) Retirement Plan)

                       Notes to Financial Statements


(3)  FEDERAL INCOME TAXES

     The Company has not filed an application for a tax determination letter with the Internal Revenue Service.

     When filed, if a favorable ruling is obtained, participants in the Plan will not be subject to Federal income taxes on their contributions, on amounts contributed by the employer, or on earnings or appreciation of investments held by the Plan until withdrawn by the participant or distributed to the participant's named beneficiary in the event of death. The Company expects the plan will obtain a favorable tax determination ruling.


(4)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


(5)  INVESTMENT FUNDS

     The following schedules show net assets of the trust as of December 31, 1993 and 1992 and changes in net assets for the years ended December 31, 1993 and 1992 by investment fund.





























                                     6
PAGE

                                              AFLAC INCORPORATED 401(k) PLAN
                                 (formerly AFLAC Incorporated 1990 401(k) Retirement Plan)

                                               Notes to Financial Statements

                                                          Net Assets

                                                      December 31, 1993

                                         Disburse-                                              AFLAC
                          Master Money      ment     GIC Income    American   Washington   Incorporated  Fidelity
                           Market Fund    Account      Fund 4      Balanced     Mutual     Common Stock  Magellan    Totals
                          ____________   ________    __________    ________   __________   ____________  ________    ______
Investments:
  Money market funds      $      238                     32,698      17,025       30,041         62,075         -     142,077
  Mutual funds                     -            -             -   1,480,523    3,036,098              -   739,472   5,256,093
  AFLAC Incorporated
   common stock                    -            -             -           -            -      3,662,649         -   3,662,649
  Common trust funds               -            -     1,808,922           -            -              -         -   1,808,922
                           _________     ________     _________   _________    _________      _________   _______  __________
     Total Investments           238            -     1,841,620   1,497,548    3,066,139      3,724,724   739,472  10,869,741


Receivables:
  Employee contributions       1,748            -             -           -            -              -         -       1,748
  AFLAC Incorporated               -            -       150,994     145,300      267,516        407,153   151,134   1,122,097
  Accrued interest and
   dividends                       -            5            39           -            -              -         -          44
  Other assets                 1,253            -             -           -            -          2,357         -       3,610
Cash                               -        2,319             -           -            -          1,048         -       3,367
Accrued transfers             (3,239)      23,620       (10,319)     (4,607)      (9,042)        (3,896)    7,483           -
Excess employee
 contributions payable             -            -        (3,760)    (17,795)     (33,636)       (30,723)  (13,043)    (98,957)
Other liabilities                  -      (25,944)            -           -            -           (915)        -     (26,859)
                           _________      _______     _________   _________    _________      _________   _______  __________

     Net assets           $        -            -     1,978,574   1,620,446    3,290,977      4,099,748   885,046  11,874,791
                           =========      =======     =========   =========    =========      =========   =======  ==========


                                              AFLAC INCORPORATED 401(k) PLAN
                                 (formerly AFLAC Incorporated 1990 401(k) Retirement Plan)

                                               Notes to Financial Statements

                                    AFLAC Incorporated Commingled 401(k) Investment Fund

                                                          Net Assets

                                                      December 31, 1992

                                         Disburse-                                              AFLAC
                          Master Money      ment     GIC Income    American   Washington   Incorporated  Fidelity
                           Market Fund    Account      Fund 4      Balanced     Mutual     Common Stock  Magellan    Totals
                          ____________   _________   __________    ________   __________   ____________  ________    ______
Investments:
  Money market funds      $    3,069            -        46,560      12,842       25,491         35,912         -     123,874
  Mutual funds                     -            -             -   1,041,540    2,280,910              -   201,939   3,524,389
  AFLAC Incorporated
   common stock                    -            -             -           -            -      2,146,762         -   2,146,762
  Common trust funds               -            -     1,453,472           -            -              -         -   1,453,472
                           _________     ________     _________   _________    _________      _________   _______   _________
     Total Investments         3,069            -     1,500,032   1,054,382    2,306,401      2,182,674   201,939   7,248,497

Receivables:
  Employee contributions       2,147            -             -           -            -              -         -       2,147
  AFLAC Incorporated               -            -        83,963      68,569      139,120        127,637    25,977     445,266
  Accrued interest and
   dividends                       -            -            22           -            -              -         -          22
  Other assets                 1,507            -             -           -            -            778         -       2,285
Cash                               -          100             -           4           20              -         -         124
Accrued transfers             (6,723)      34,849       (14,467)     (1,227)      (4,498)       (10,474)    2,540           -
Excess employee
 contributions payable             -            -        (1,462)    (10,615)     (22,604)       (11,815)   (2,396)    (48,892)
Other liabilities                  -      (34,949)            -           -            -         (5,222)        -     (40,171)
                           _________      _______     _________   _________    _________      _________   _______   _________

     Net assets           $        -            -     1,568,088   1,111,113    2,418,439      2,283,578   228,060   7,609,278
                           =========      =======     =========   =========    =========      =========   =======   =========


Total Net Assets by Plan:
    1990 Plan                                                                                                       3,382,852
    1991 Plan                                                                                                       4,226,426


                                              AFLAC INCORPORATED 401(k) PLAN
                                 (formerly AFLAC Incorporated 1990 401(k) Retirement Plan)

                                               Notes to Financial Statements

                                                   Changes in Net Assets

                                                Year Ended December 31, 1993

                                                                                    AFLAC
                                       GIC                                       Incorporated
                                      Income       American      Washington         Common          Fidelity
                                      Fund 4       Balanced        Mutual           Stock           Magellan          Totals
                                      ______       ________      __________      ____________       ________          ______
Contributions:
  Employee                        $  435,805        379,021         716,725          985,998         234,448        2,751,997
  AFLAC Incorporated                 150,994        145,300         267,516          407,153         151,134        1,122,097
Transfer from affiliated plan        810,963        650,602       1,370,589        1,247,563         146,709        4,226,426
Interest and dividend income             248        112,333         146,064           42,014          51,360          352,019
Net realized gains on sale
  of investments                       6,405          5,613          24,675           23,171           2,529           62,393
Net unrealized appreciation
  (depreciation) on investments       96,260         19,362         150,456           (1,635)         25,291          289,734
Transfers                           (210,002)       (93,128)       (366,093)         471,035         198,188                -
Distributions to participants        (69,224)       (59,168)        (66,805)        (111,566)         (5,964)        (312,727)
                                   _________      _________       _________        _________         _______       __________
    Net change                     1,221,449      1,159,935       2,243,127        3,063,733         803,695        8,491,939

Net assets at beginning of year      757,125        460,511       1,047,850        1,036,015          81,351        3,382,852
                                   _________      _________       _________        _________         _______       __________

Net assets at end of year         $1,978,574      1,620,446       3,290,977        4,099,748         885,046       11,874,791
                                   =========      =========       =========        =========         =======       ==========


                                              AFLAC INCORPORATED 401(k) PLAN
                                 (formerly AFLAC Incorporated 1990 401(k) Retirement Plan)

                                               Notes to Financial Statements

                                   AFLAC Incorporated Commingled 401(k) Investment Fund

                                                   Changes in Net Assets

                                                Year Ended December 31, 1992

                                                                                    AFLAC
                                       GIC                                       Incorporated
                                      Income       American      Washington         Common          Fidelity
                                      Fund 4       Balanced        Mutual           Stock           Magellan          Totals
                                      ______       ________      __________      ____________       ________          ______
Contributions:
  Employee                        $  457,267        349,107         728,098          580,335          55,476        2,170,283
  AFLAC Incorporated                 190,116        133,063         283,759          202,927          25,977          835,842
Interest and dividend income          47,144         61,857          91,378           23,891          15,638          239,908
Net realized gains on sale
  of investments                       1,027          1,385           5,937           10,684               -           19,033
Net unrealized appreciation
  (depreciation) on investments       38,343         20,393          83,888          283,963          (6,268)         420,319
Transfers                           (211,269)       (30,098)       (157,297)         261,427         137,237                -
Distributions to participants       (133,156)       (37,586)       (103,714)         (79,508)              -         (353,964)
                                   _________      _________       _________        _________         _______        _________
    Net change                       389,472        498,121         932,049        1,283,719         228,060        3,331,421

Net assets at beginning of year    1,178,616        612,992       1,486,390          999,859               -        4,277,857
                                   _________      _________       _________        _________         _______        _________

Net assets at end of year         $1,568,088      1,111,113       2,418,439        2,283,578         228,060        7,609,278
                                   =========      =========       =========        =========         =======        =========












                                                               10
PAGE

                                                                    Schedule 1

                      AFLAC INCORPORATED 401(k) PLAN
         (formerly AFLAC Incorporated 1990 401(k) Retirement Plan)

         Item 27a - Schedule of Assets Held for Investment Purposes

                            December 31, 1993


Shares/Units         Description (1)            Cost       Current Value
____________         _______________         _________     _____________

                    Money Market Funds
                    ------------------
                  Master Money Market
   142,077         Fund                    $   142,077      $   142,077
                                             _________        _________


                      Mutual Funds
                      ------------
   170,759        Washington Mutual Fund     2,735,697        3,036,098
                  American Balanced
   117,782         Mutual Fund               1,404,546        1,480,523
                  Fidelity Magellan
    10,437         Mutual Fund                 720,450          739,472
                                             _________        _________
                     Total Mutual Funds      4,860,693        5,256,093
                                             _________        _________

                      Common Stocks
                      -------------
   128,514        AFLAC Incorporated         3,125,746        3,662,649
                                             _________        _________


                    Common Trust Fund
                    -----------------
 1,808,922        GIC Income Fund            1,674,256        1,808,922
                                             _________        _________



                      Total Investments    $ 9,802,772      $10,869,741
                                            ==========       ==========


[FN]
(1)  All assets included are considered party-in-interest.











                                    11
PAGE

                                                                                                              Schedule 2
                                              AFLAC INCORPORATED 401(k) PLAN
                                (formerly AFLAC Incorporated 1990 401(k) Retirement Plan)

                                   Item 27d - Schedule of Reportable Transactions

                                               Year Ended December 31, 1993

                                                   Purchase           Selling                                 Net
     Description (1)                Number           Price             Price               Cost           Gain/(Loss)
     _______________                ______         ________           _______              ____           ___________
Purchases:
  Washington Mutual Fund                30          842,000                 -             842,000                 -
  American Balanced Mutual Fund         28          481,537                 -             481,537                 -
  Fidelity Magellan Mutual Fund         37          524,032                 -             524,032                 -
  AFLAC Incorporated Common Stock       78        1,610,463                 -           1,610,463                 -
  GIC Income Fund                       48          866,608                 -             866,608                 -


Sales:
  Washington Mutual Fund                11                -           253,561             228,886            24,675
  American Balanced Mutual Fund          9                -            67,529              61,916             5,613
  Fidelity Magellan Mutual Fund          2                -            12,677              11,791               886
  AFLAC Incorporated Common Stock       26                -           109,699              86,528            23,171
  GIC Income Fund                       34                -           629,303             621,255             8,048

(1)  All transactions are considered party-in-interest.
